Exhibit 1.02
BWAY Intermediate Company, Inc. and Subsidiaries
Conflict Minerals Report
For the Year Ended December 31, 2013

In 2012, the Securities and Exchange Commission (“SEC”) adopted Rule 13 p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specified Disclosure Report on Form SD (“Form SD”) to implement the conflict minerals provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Rule and Form SD require public reporting companies with conflict minerals (as defined below) that are necessary to the functionality or production of a product they manufacture or contract to manufacture to disclose annually whether any of those conflict minerals originated in the Democratic Republic of Congo ("DRC") and certain countries that share internationally recognized borders with the DRC, including the Central African Republic, South Sudan, Zambia, Angola, The Republic of Congo, Tanzania, Burundi, Rwanda and Uganda (such country, an "adjoining country"). The minerals currently subject to the SEC’s disclosure requirements, referred to as “conflict minerals,” are columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, which are currently limited to tin, tantalum and tungsten (“3TG”). As permitted by the Rule and Form SD, and pursuant to the guidance regarding compliance with the Rule provided by the staff of the SEC, this report does not include an independent private sector audit of the Report.

Business Overview
BWAY Intermediate Company, Inc. (“BWAY”), a Delaware corporation, manufactures and distributes metal and rigid plastic containers through its operating subsidiary, BWAY Corporation and its direct and indirect subsidiaries. BWAY Corporation is a 100% owned subsidiary of BWAY Holding Company ("BWAY Holding") and is the successor to a business founded in 1875. BWAY and BWAY Holding are holding companies and do not have independent operations. Unless the context indicates otherwise, BWAY Intermediate Company, Inc. and its direct and indirect subsidiaries are collectively referred to herein as “we,” “us,” “our” or the “Company.”
We are a leading North American manufacturer of general line rigid metal and plastic containers which are used to package industrial and consumer goods. We manufacture our products in 24 strategically located facilities in the United States, Canada and Puerto Rico and primarily sell to customers in these geographic markets. For more information about our company please refer to our website at http://www.bwaycorp.com/. No information on our website is
As a company in the metal and plastic packaging industry, BWAY does not engage in the actual mining of conflict minerals. BWAY does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the DRC or adjoining countries. We are therefore several levels removed from the actual mining of conflict minerals. We conducted an analysis of the materials used to manufacture each of our products, and concluded that the tin used in the manufacture of tin-plated steel (tinplate) and tin solder, both components in certain of our metal packaging products, represented the only conflict mineral present in any of our products.
The Company is required to file this report with the SEC, and to make it publicly available on its website because we have determined that the aforementioned tinplate and tin solder were necessary to the functionality or production of certain of our metal packaging products manufactured during this reporting period that is the subject of this report. In this report, we refer to this tinplate and tin solder as our “necessary conflict minerals.” Therefore, as required under the Rule and pursuant to Form SD, we conducted in good faith, our reasonable county of origin inquiry (“RCOI”),which was reasonably designed to determine which of our necessary conflict minerals originated in the DRC or an adjoining country or are from recycled or scrap sources.

Reasonable Country of Origin Inquiry
Subsequent to BWAY's initial assessment that certain materials used in the manufacture of its metal packaging products contain conflict minerals (tin), we conducted an RCOI to determine whether such conflict minerals originated in the DRC or an adjoining country, or were from recycled or scrap sources. BWAY contacted each of its tinplate and tin solder suppliers and asked them to provide information on (1) the conflict minerals contained in each material component supplied by that supplier and (2) the source of the conflict minerals, including smelter/refinery information and location of mines. Based on the responses provided by each supplier, BWAY determined that none of its purchased tinplate and tin solder was manufactured from scrap or recycled sources, but was unable to conclusively determine that it had no reason to believe that its necessary conflict minerals may have originated from the DRC or an adjoining country. Therefore, as required by the Rule, and pursuant to Form SD, we exercised due diligence on the source and chain of custody of our necessary conflict minerals that conformed to the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals for Conflicted Affected and High Risk Areas, Second Edition (including the related supplement for tin, tantalum and tungsten) (the “OECD Guidance”), which has been recognized by the SEC as a “nationally or internationally recognized due diligence framework.”

Due Diligence - Standard Utilized
BWAY designed its due diligence framework to conform in all material respects with the framework provided by the OECD Guidance. The OECD Guidance is written for the entire mineral supply chain and our due diligence measures were tailored to include steps appropriate for “downstream” companies (e.g., OEM, component manufacturer and retailers) such as BWAY.

Due Diligence - Process
The BWAY due diligence process included:

1. Submitting the Electronic Industry Citizenship Coalition & Global e-Sustainability Initiative ("EICC - GeSI") Conflict Minerals Reporting Template to each of our suppliers of tinplate and tin solder. That template provided a standardized method for our use in the collection of representations, statements and data from suppliers relative to the presence, use, source and chain of custody of conflict minerals in tin that are incorporated in BWAY products for sale to our customers. A total of 8 surveys were submitted to suppliers representing 100% of our supplier base for tinplate and tin solder, and 8 responses were received.

2. Comparing smelters identified in the reporting templates against the list of smelter facilities which have been identified as "conflict free" by the EICC-GeSI Conflict Free Sourcing ("CFS") program. The CFS program is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

In several instances BWAY received incomplete information from suppliers regarding those facilities utilized to process necessary conflict minerals in the tinplate or tin solder that they supplied to us, as well as insufficient information regarding the mine(s) or source(s) of origin of those conflict minerals. Each of our supplier EICC-GeSI responses provided supporting smelter information. BWAY then endeavored to verify whether the smelter referenced by the supplier was identified on the EICC-GeSI CFS List.

Due Diligence - Results
Because some of the smelters listed in our supplier responses were not on the CFS list, combined with the number of supplier responses that were determined to be uncertain or unknown relative to the question of sourcing of raw materials, BWAY's due diligence efforts in 2013 were unable to precisely determine whether or not all of our tinplate and tin solder suppliers used necessary conflict minerals in their manufacture that either financed or benefited, directly or indirectly, armed groups in the DRC or an adjoining country. As such, BWAY's due diligence in 2013 found that our products containing or utilizing conflict minerals are DRC conflict undeterminable.
As a product manufacturer, and in light of the supply chain for our necessary conflict minerals described above, we do not have a direct relationship with any of the smelters or refiners (“SORs”) that produce the conflict minerals contained in our products. Accordingly, we do not perform independent third party audits of the due diligence practices of such SORs. As part of its due diligence process, we have monitored the development of such global stakeholder initiatives intended to facilitate third party audits of SORs such as the Conflict-Free Smelter Program co-developed by EICC and GeSI.

Risk Mitigation and Improved Due Diligence
In an effort to improve our due diligence process and to further increase the transparency of our mineral supply chain, BWAY anticipates undertaking the following steps:

•	develop a plan to improve the quality of suppliers’ smelter surveys through various techniques, including educational trainings and individual supplier support;

•	encourage the success of the CFS program via increased smelter identification and certification; and

•
continue to compare RCOI results to information collected via conflict-free smelter validation programs, such as the CFS program as more smelters become engaged in the program and more information becomes available.